04045

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

BAE SYSTEMS plc

2. Name of director

Mark Ronald

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Mark Ronald

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

N/A

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Release of matched shares held under contingent award under the Restricted Share Plan and subsequent part disposal.

7. Number of shares / amount of stock acquired

43,079

8. Percentage of issued class

Not material

9. Number of shares/amount of stock disposed

15,066

10. Percentage of issued class

Not material

11. Class of security

Ordinary shares of 2.5p each

12. Price per share

Acquisition: nil cost
Disposal: 219.08 pence

13. Date of transaction

13 September 2004

14. Date company informed

13 September 2004

15. Total holding following this notification

215,081 (see also 23 below)

16. Total percentage holding of issued class following this notification

Not significant

If a director has been granted options by the company please complete the following boxes.

17. Date of grant

N/A

18. Period during which or date on which exercisable

N/A

19. Total amount paid (if any) for grant of the option

N/A

20. Description of shares or debentures involved: class, number

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

N/A

22. Total number of shares or debentures over which options held following this notification

N/A

23. Any additional information

The director also has interests in contingent awards over 41,422 shares under the Restricted Share Plan, contingent awards/options over 473,476 shares under the Performance Share Plan, and options over 1,339,179 shares under the Executive Share Option Schemes

24. Name of contact and telephone number for queries

Ann-Louise Holding (01252) 373232

25. Name and signature of authorised company official responsible for making this notification

Ann-Louise Holding, Assistant Company Secretary

Date of Notification

14 September 2004

BAE SYSTEMS plc

The Company's Interim Report 2004 for the six months ended 30 June 2004 has been submitted to the UK Listing Authority and will shortly be available for publication at the UK Listing Authority's Document Viewing Facility which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Tel: (020) 7066 1000

14 September 2004

ends

Interim Report 2004



Contents

BAE Systems is an international company engaged in the development, delivery and support of advanced defence and aerospace systems in the air, on land, at sea and in space.

The company designs, manufactures and supports military aircraft, surface ships, submarines, radar, avionics, communications, electronics and guided weapon systems. It is a pioneer in technology with a heritage stretching back hundreds of years. It is at the forefront of innovation, working to develop the next generation of intelligent defence systems.

BAE Systems has major operations across five continents and customers in some 130 countries. The company has more than 90,000 people and generates annual sales of over £12 billion through its wholly owned and joint venture operations.

Front cover: In July 2004, two RAF Typhoon aircraft were deployed to Singapore, where the aircraft has been selected for the final phase of the country's Next Fighter Replacement Programme.

Highlights

- Programmes business continues to be stabilised
  - benefiting from elimination of excessive risk
  - progress towards establishing a way forward for Typhoon
- Customer Solutions & Support addressing UK growth opportunities
- Land sector position strengthened with acquisition of Alvis plc
- North America delivering growth and new technology business wins
- Airbus performing well – outlook improving
- Cash flow outlook good for the second half of the year
- Earnings per share[2] up 22% at 8.8p

Results in brief

	Six months to 30 June 2004	Six months to 30 June 2003
Order book[1]	**£45.2 billion**	£46.4 billion
Sales	**£6,125 million**	£5,682 million
Profit before interest[2]	**£486 million**	£465 million
Earnings per share[2]	**8.8p**	7.2p
(Loss)/profit before interest[3]	**£(202) million**	£188 million
Loss per share[3]	**(13.7)p**	(1.9)p
Dividend per share	**3.7p**	3.7p
Operating cash inflow	**£119 million**	£273 million
Net debt	**£1,070 million**	£1,254 million

Outlook

The overall outlook for the company's performance for 2004 remains as indicated earlier in the year.

Good sustained underlying growth, before taking account of currency translation, is anticipated across the company's operations in North America and in International Partnerships. The performance of the Programmes business is expected to continue to be restrained with some UK Ministry of Defence production programmes still in early phases of maturity. As previously indicated, margins in Customer Solutions & Support are expected to continue to trend downwards notwithstanding the strong first half performance. Despite a slower than planned recovery in the Avionics business, the company's defence businesses overall are expected to be slightly ahead of 2003.

Airbus continues to perform well. Deliveries are expected to be similar to, or slightly ahead of, last year but a slightly lower value mix is anticipated in the second half of this year.

[1] including share of joint ventures' order books and after the elimination of intra-group orders of £1.6bn (2003 £2.4bn)
[2] before goodwill amortisation and impairment of £688m (2003 £274m) and exceptional items of £nil (2003 £3m)
[3] basic earnings per share in accordance with Financial Reporting Standard 14

Chairman's letter to shareholders



This is my first letter to shareholders since my appointment as chairman in July. I have joined the company at an interesting time.

My predecessor Sir Richard Evans has been instrumental in steering the company through its transformation from a UK-centric aircraft manufacturer into a transatlantic, systems-based defence and aerospace company. On behalf of the Board, I would like to thank Dick for the enormous contribution he has made to the development of BAE Systems. Under his leadership BAE Systems has been able to take its place amongst the now small group of companies at the very top of the world's defence and aerospace industry.

This transformation has not been easy and despite these advances there remains much to do. In particular, we have to continue to pursue the work, on which Mike Turner and his executive team have been vigorously engaged, to improve returns across our operations.

As part of my introduction to the company I have met with people in the company's business operations. My early impression of BAE Systems is of a company rich in technology and with excellent people. I see a company that has had a turbulent time but which is now benefiting from improved stability.

From the progress the company has made recently it is clear that there is a real focus on delivering improved performance. This is an exciting company with good prospects and I look forward to working with the executive team to deliver our goal of enhancing value for shareholders.

The Board is declaring a maintained interim ordinary dividend of 3.7p per share.

Dick Olver
Chairman
8 September 2004

Chief executive's review

"BAE Systems continued to make good progress in the first half of this year, delivering another solid performance and supporting our plans for the full year. The company continues to benefit from the elimination of excessive contract risk."



BAE Systems continued to make good progress in the first half of this year, delivering another solid performance and supporting our plans for the full year. The company continues to benefit from the elimination of excessive contract risk.

During the first half of 2004 there were further good performances from our North America and Customer Solutions & Support businesses. In Commercial Aerospace, Airbus performed well and our International Partnerships businesses continued to make good progress. Avionics was again restrained by disrupted equipment deliveries to the Typhoon programme but is expected to see some seasonal improvement in the second half of the year.

Our priorities remain to continue to deliver enhanced performance and improved returns, particularly from our major UK defence programmes in the medium term, and to grow our business in the US. The US is clearly the world's strongest defence market, with the level of US government spend in research and development being particularly significant. We will continue to seek profitable growth opportunities in the US market.

The decisive actions taken over the past two years in respect of UK Ministry of Defence (MoD) programmes have continued the stabilisation of this area of our business and support our plans for future recovery. The combination of improved contract terms with the UK MoD, and the continued focus on our benchmark programme management processes has resulted in an improved performance throughout this business. Operating within these revised contract and programme arrangements, the Nimrod and Astute programmes are on track. We were pleased to receive recognition from our customer, the Royal Navy, for our performance in delivering the second Landing Platform Dock ahead of the revised programme schedule.

Production deliveries of Typhoon aircraft under the Tranche 1 contract are now well underway with 21 aircraft in service at the end of June with the air forces of the four partner nations. The aircraft are performing well with customers achieving higher than expected utilisation in these early months of service flying.

At the end of 2003, I identified the importance of negotiations with the UK MoD with regard to the next phase of Typhoon development and the second tranche of production aircraft. These negotiations continue in addressing a number of complex issues, including the future programme schedule and operating capability of the aircraft.

We continue to assess the scope and cost of the UK's new Carrier programme. We are working closely with the MoD to address issues of project management structure and to balance affordability with capability.

In April, we started a review of our options for our naval businesses. These options include the retention or sale of some or all of these businesses. This work is ongoing.

We also reviewed our position in the UK land sector. In June, we announced the offer to purchase the 71% of shares in Alvis plc, not already held, for £253 million. This offer was declared unconditional on 17 August. Alvis is one of the world's leading manufacturers of armoured vehicles, with an installed base of around 30,000 vehicles. It has leading positions in the UK and Sweden and a significant presence in over 40 countries. The acquisition will allow us to deliver more competitive support and upgrade packages for the UK army's current vehicle base as well as strengthening our export position and ability to meet any new land systems needs of the British Army.

In July 2004, the UK Secretary of State for Defence announced the outcome of a review of defence spending in the UK. Some reductions in new programmes, such as Type 45 and Nimrod, were identified.

We reached a definitive agreement in June to acquire for $60m (£33m) Boeing's Commercial Electronics unit. The acquisition, which was completed in August, will build on the leadership position enjoyed by our North America business in aircraft flight control systems, adding capabilities in flight-deck systems, aircraft control and monitoring, and data and electrical distribution. This acquisition followed the completion in May of the purchase of STI Government Systems for $26m (£14m). STI is a supplier of leading edge sensing and imaging capabilities to the US government.

We are well placed to build on our market-leading positions in systems, software and support services as customers put greater emphasis on new technology. In addition, recovery in the performance of our UK military weapon systems activities and the anticipated growth in our European joint ventures, especially Airbus and MBDA, enable us to look forward with confidence.

We are determined to succeed and remain committed to achieving an acceptable and sustainable return for our shareholders.

Mike Turner
Chief executive
8 September 2004

Financial and business group reviews

Financial review

The company generated profit before interest[1] of £486m (2003 £465m) on sales of £6,125m (2003 £5,682m) representing a return on sales of 7.9% (2003 8.2%). Our operating cash performance reflects the impact of the strong oil price and a good performance at Airbus. Net debt at 30 June 2004 was £1,070m compared with £870m at the year end.

On translation the weakening Euro and US dollar reduced reported sales and operating profit by £209m and £16m respectively.

Earnings per share[1] for the half year were up by 22% to 8.8p when compared with last year's figure of 7.2p.

On a reported basis, the loss per share after preference dividends was 13.7p compared with a loss of 1.9p at 30 June 2003. This was primarily due to an increased charge for goodwill amortisation and impairment of £688m compared with £274m in 2003. Included in this charge for 2004 is a £420m impairment charge relating to the group's interests in the Avionics and C4ISR[3] businesses most of which were acquired in 1999 as part of the merger with Marconi Electronic Systems. The impairment primarily reflects initial valuations of the businesses prepared in the first half year as part of the planned Eurosystems transaction. In addition, a detailed review of the carrying value of goodwill across the rest of the group has been performed and a £16m impairment recognised in respect of the goodwill relating to the Integrated Defense Solutions business in North America.

Interest

The net interest charge in the period of £94m decreased from £132m for the comparable period last year. This reflected the lower net interest payable on loans, overdrafts and financial instruments of £80m (2003 £92m), with average net debt being £600m lower in the first six months of 2004 compared to 2003. In addition, there was a net present value adjustment on aircraft lease provisions of £18m (2003 £24m) and a charge of £8m (2003 £24m) relating to an adjustment to aircraft financing liabilities due to changes in the expected timing of receipts and payments. A further net present value adjustment of £4m (2003 £1m) was recorded in the period. Share of net interest of joint ventures was £10m (2003 £14m).

Interest was covered 5.2 times by earnings[1] (2003 3.5 times).

Taxation

The group's underlying tax rate for the period was 29%, compared with 30% for the six months ended 30 June 2003. This rate is expected to remain the same in the medium term.

Dividend

The Board is declaring an interim dividend of 3.7p per share (2003 3.7p).

Cash flows

Operating cash inflow was £119m (2003 £273m) with capital expenditure and financial investment of £30m (2003 £63m).

Operating business cash inflow[2] was £133m compared with £217m in the first half of 2003.

Cash flows have established a seasonal bias with an outlook for an operating business cash inflow, before acquisitions, in the second half of 2004.

Free cash inflow, after interest, preference dividends and taxation, was £54m compared with £221m inflow last half year.

Summarised profit and loss account

	Six months to 30 June 2004 Unaudited £m	Six months to 30 June 2003 Unaudited £m	Year to 31 December 2003 Audited £m
Sales	**6,125**	5,682	12,572
Operating profit[1]	**338**	362	670
Share of operating profit of joint ventures[1]	**148**	103	310
Profit before interest[1]	**486**	465	980
Net interest	**(94)**	(132)	(220)
Profit before tax, goodwill amortisation and impairment and exceptional items	**392**	333	760
Goodwill amortisation and impairment, including joint ventures	**(688)**	(274)	(518)
Exceptional items	**—**	(3)	(9)
(Loss)/profit before tax	**(296)**	56	233
Tax	**(114)**	(102)	(225)
Minority interests	**—**	(1)	(2)
(Loss)/profit for the period	**(410)**	(47)	6
Basic and diluted loss per share	**(13.7)p**	(1.9)p	(0.5)p
Basic and diluted earnings per share – excluding goodwill amortisation and impairment and exceptional items (note 6)	**8.8p**	7.2p	16.6p
Dividend per share	**3.7p**	3.7p	9.2p

Segmental analysis

	Sales		Profit/(loss) before tax	
	Six months to 30 June 2004 Unaudited £m	Six months to 30 June 2003 Unaudited £m	Six months to 30 June 2004 Unaudited £m	Six months to 30 June 2003 Unaudited £m
Programmes	**1,214**	976	**31**	18
Customer Solutions & Support	**1,102**	1,018	**214**	210
International Partnerships	**755**	650	**33**	8
Avionics	**487**	488	**10**	4
North America	**1,340**	1,365	**107**	122
Commercial Aerospace	**1,419**	1,341	**108**	88
HQ and other businesses	**157**	147	**(17)**	15
	6,474	5,985	**486**	465
Less: intra-group	**(349)**	(303)		
Net interest			**(94)**	(132)
	6,125	5,682	**392**	333
Goodwill amortisation and impairment, including joint ventures			**(688)**	(274)
Exceptional items			**—**	(3)
	6,125	5,682	**(296)**	56

[1] before interest, goodwill amortisation and impairment and exceptional items (statutory presentation is shown on page 12)

[2] net cash inflow/(outflow) from operating activities after capital expenditure (net) and financial investment and dividends from joint ventures

Pensions

The group has continued to account for pensions under SSAP 24. The charge for the period for UK and US defined benefit pension schemes, excluding the group's share of pension costs incurred by joint venture companies, on a SSAP 24 basis was £82m (2003 £54m). More detailed disclosures under FRS 17 are set out in note 12. FRS 17 requires the group to calculate its net pension liabilities, valuing assets and liabilities at a point in time rather than matching expectations of assets and liabilities over time. The deficit on UK and US pension schemes calculated on a FRS 17 basis was £2.6bn after tax (31 December 2003 £2.1bn after tax). Liabilities increased as a result of changes in mortality assumptions partially offset by an increase in the UK real discount rate in the period.

Full adoption of FRS 17 would have resulted in an additional charge to operating profit of £10m (2003 £45m) when compared with the pension charge on a SSAP 24 basis.

The FRS 17 assessment has no impact on short-term cash contributions to the pension schemes. The group's funding requirements are derived from separate independent actuarial valuations. In order to help mitigate future pension cost increases, the company introduced changes to its main UK and US pension schemes in 2003. These changes included an agreement to increase employers' and employees' contributions to the main scheme in the UK and established employee contributions for much of the US workforce. In addition, the company has made a further prepayment of $55m (£30m) to its US scheme in the first half of 2004.

International Accounting Standards

All publicly listed companies in the European Union will be required to adopt the International Accounting Standards (IAS) and International Financial Reporting Standards (IFRS), in issue at March 2004, for their financial statements from 2005. The group is carrying out a detailed assessment of the requirements and is well placed to comply with the issued standards. Further details are set out in note 15.

Operating business cash flow

	Six months to 30 June 2004 £m	Six months to 30 June 2003 £m
Operating cash flow (FRS 1)	**119**	273
Capital expenditure (net) and financial investment	**(30)**	(63)
Dividends from joint ventures	**44**	7
Operating business cash flow	**133**	217
Programmes	**(105)**	(35)
Customer Solutions & Support	**290**	302
International Partnerships	**(62)**	41
Avionics	**(30)**	(51)
North America	**127**	143
Commercial Aerospace	**(32)**	(154)
HQ and other businesses	**(55)**	(29)
Operating business cash flow	**133**	217

Programmes

	Six months to 30 June 2004	Six months to 30 June 2003	Year to 31 December 2003
Order book[1]	**£12.0bn**	£11.7bn	£11.3bn
Sales	**£1,214m**	£976m	£2,436m
Profit[2]	**£31m**	£18m	£56m
Cash (outflow)/inflow[3]	**£(105)m**	£(35)m	£33m
Number of employees[4]	**19,100**	19,500	19,400

The Programmes business group comprises the company's principal air systems, naval systems and C4ISR[5]-related prime contract activities.

Overview

In the first half of 2004, the Programmes business group made a profit[2] of £31m (2003 £18m) on sales of £1,214m (2003 £976m) and incurred an operating cash outflow[3] of £105m (2003 £35m) driven by utilisation of stage payments on the higher activity, particularly on Typhoon, Type 45 and Astute.

The 2.6% return on sales for Programmes continues to reflect the substantial sales generating no profit contribution from the Nimrod and Astute programmes as a consequence of prior year contract loss provisions. In addition, a higher level of sales on Typhoon was recognised due to increased production deliveries with prudent profit recognition ahead of the conclusion of negotiations on the second tranche contract. Increased Type 45 destroyer sales were recognised at zero margin, with the programme at an early stage of maturity.

Positive contributions to profit were made by Underwater Systems and sustaining engineering activity on Tornado and Harrier. The F-35 Joint Strike Fighter (JSF), a cost plus award fee systems design and development contract, also made a positive contribution.

Sales in the second half are expected to grow such that a year on year growth rate approaching 20% for the whole of 2004 compared to 2003 should be delivered. Margins will remain constrained by Nimrod and Astute along with prudent trading on Typhoon and Type 45. Cash outflow in the first half of 2004 was principally driven by utilisation of customer stage payments on the higher activity. A cash inflow is anticipated in the second half partially offsetting the first half outflow.

Air systems businesses

Following first deliveries in 2003, 21 Typhoon production aircraft were in service by the end of June 2004 with the air forces of the four partner nations. In addition, three aircraft have now joined development activities, including the first production standard single seat aircraft. Customers have reported positively on the reliability and maturity of the aircraft in these early months of operation.

Industry is now working with the four customer nations to a revised delivery and capability schedule matched to national requirements for the first tranche of 148 aircraft under build. The Tranche 1 programme revisions are intended to enable a smooth transition to the next tranche of 236 production aircraft.

Interim customer funding has enabled some work to commence on the second tranche of aircraft to support continuity in the production programme. In parallel, negotiations continue on price and schedule. Tranche 2 planning includes an additional 18 aircraft contracted for Austria.

Typhoon has also been selected for the final assessment phase by the government of Singapore. Two Royal Air Force (RAF) Typhoon aircraft were deployed to Singapore in support of this evaluation in July.

The selection of Hawk was announced by the government of India in September 2003. The contract was signed in March 2004 and the programme started at the end of April 2004. Following the selection of Hawk to meet the RAF's Advanced Jet Trainer (AJT) requirement in the UK, development of a new open architecture mission computer is progressing to schedule with a maturity demonstration planned for the fourth quarter of 2004.

A contract for the continuation of the Harrier GR9 Sustainment and Upgrade programme was received and successful GR9 carrier landings took place to schedule.

BAE Systems is a partner in the US JSF programme. The company's participation in the programme involves the design and manufacture of the rear fuselage, stabilisers and substantial avionics sub-systems and equipment. Agreeing appropriate transfer of technology between the UK and the US on this programme is a key objective. Significant progress has been made against this objective, and the business expects further releases of technology in the future.

Good progress continues on the Nimrod programme with first flight achieved on 26 August 2004. New project management processes are now fully embedded, increasing confidence in cost and schedule adherence. Customer funded work is progressing on long lead time items for production continuity and designing of support solutions.

As part of a process to match the size of the Air Systems business to future throughput, 1,000 redundancies were announced in April 2004.

Naval systems businesses

The first half results reflect additional order intake and sales on the Astute programme resulting from the agreement to restructure the contract in 2003. Work on the Astute project has progressed well during the first half of the year with all key milestones achieved to time.

An accelerated programme resulted in the delivery of HMS Bulwark, the second Landing Platform Dock, ahead of the revised programme schedule. The ship successfully completed its first set of sea trials after leaving Barrow in May 2004 and was handed over to the Royal Navy in July 2004.

With the completion of HMS Bulwark, potential redundancies of 760 manual and staff positions were announced in the Barrow shipyard during April 2004.

During the first half of 2004 RFA Mounts Bay, a Landing Ship Dock (Auxiliary), was launched. The second vessel, RFA Cardigan Bay, made good progress, with three blocks already placed on the berth at Govan.

35 out of the 40 units on Type 45 First of Class, HMS Daring, were in the manufacturing stage by the end of June and overall progress continues generally in line with programme. The two Rolls Royce WR21 propulsion units for the vessel were installed by the end of August 2004.

The first two Brunei Offshore Patrol Vessels have successfully completed all trials. Negotiations to agree the acceptance process and timetable are underway with the customer.

The Underwater Systems business has continued to meet all its milestones during the first half of 2004.

C4ISR

The C4ISR business is playing key roles on a number of systems integration focused programmes including integration support for the BOWMAN Communications Management System.

The Battlespace Management Evaluation Centre team continue to integrate tools and systems to support the activities of the NITEworks partnership and other parts of BAE Systems including in North America.

Customer Solutions & Support

	Six months to 30 June 2004	Six months to 30 June 2003	Year to 31 December 2003
Order book[1]	**£2.4bn**	£2.1bn	£2.6bn
Sales	**£1,102m**	£1,018m	£2,166m
Profit[2]	**£214m**	£210m	£411m
Cash inflow[3]	**£290m**	£302m	£518m
Number of employees[4]	**10,800**	10,900	10,800

The Customer Solutions & Support (CS&S) business group provides tailored through-life support and services for current and future military capability. It addresses the trend within armed forces to work more closely with industry to ensure their frontline operational requirements are supported and maintained in the most cost-effective and efficient manner.

In the first half of 2004, the CS&S business group made a profit[2] of £214m (2003 £210m) on sales of £1,102m (2003 £1,018m). The business generated an operating cash inflow[3] of £290m (2003 £302m). The good cash flow generation resulting from the benefit of the high oil price was partially offset by the dollar exchange rate, by higher sales increasing working capital and by some use of cash to meet offset requirements on export activities.

BAE Systems has a major presence in the Kingdom of Saudi Arabia, as prime contractor for the UK's government-to-government defence agreement, Al Yamamah. The business employs some 4,800 people, of whom more than half are Saudi nationals, in support of the Royal Saudi Air Force and the Royal Saudi Navy. BAE Systems provides complete support and service solutions, including support to the Kingdom's ground defence infrastructure and naval minehunters.

Performance from the Al Yamamah programme continues to be strong, with cash flow benefiting from a strong oil price.

UK support activity has increased following the renewal of the partnering agreement at the start of the year with the MoD Defence Logistics Organisation (DLO).

Orders booked include the support and interim pilot training on Hawk advanced jet trainers for India.

Performance in support of key UK in-service air platforms, Tornado, Harrier, Nimrod MR2 and VC10, remains on plan. The UK DLO and CS&S are setting up a joint integrated project team at RAF Wyton to address the next phase of partnering on the Tornado programme.

CS&S has also made further progress in developing a coherent information and logistics infrastructure in support of both in-service and new systems and platforms. A bid was submitted to the UK MoD under the Future Defence Supply Chain initiative for the planning and operation of a fully integrated supply chain network.

The reactivation and upgrade of two Type 22 frigates for Romania has progressed well with the first contract milestones achieved to schedule and the first ship due for delivery in September 2004. The contract to reactivate four Upholder class submarines for the Canadian Navy has progressed on schedule with the handover of the final boat set for October 2004.

Support and services joint ventures form an integral part of the CS&S strategy and all returned strong results, notably Fleet Support Limited and Flagship Training in which BAE Systems has 50% interests.

In August, CS&S agreed the purchase of the 50% interest in Aerosystems International Limited (AeI) not already owned by the group for £14.5m. AeI is a leading company in the analysis, design, development and delivery of complex, software intensive systems for the aerospace and defence sectors and is part of the development of the group's air support capability.

Some progressive reduction in margins for CS&S continues to be anticipated. The oil price has further strengthened since 30 June 2004 and this is benefiting cash flows.

[1] including share of joint ventures' order books and before the elimination of intra-group orders
[2] before interest, goodwill amortisation and impairment and exceptional items (statutory presentation is shown on page 12)
[3] net cash inflow/(outflow) from operating activities after capital expenditure (net) and financial investment and dividends from joint ventures
[4] includes share of joint venture employees
[5] Command, Control, Communication and Computing, Intelligence, Surveillance and Reconnaissance

International Partnerships

	Six months to 30 June 2004	Six months to 30 June 2003	Year to 31 December 2003
Order book[1]	**£6.7bn**	£6.1bn	£6.8bn
Sales	**£755m**	£650m	£1,685m
Profit[2]	**£33m**	£8m	£65m
Cash (outflow)/inflow[3]	**£(62)m**	£41m	£69m
Number of employees[4]	**13,300**	13,600	13,600

The International Partnerships business group comprises interests in the following:

MBDA	37.5%
AMS	50%
Saab	35%
Gripen International	50%
Atlas Elektronik	100%

The business group generated an operating profit[2] of £33m in the first half of 2004 (2003 £8m). Sales grew by 16% to £755m (2003 £650m). The translation effect of the weakening Euro reduced sales in sterling terms by £12m with no translation impact on profit.

There was a cash outflow of £62m (2003 inflow of £41m) principally as a result of utilisation of customer advances.

The International Partnerships business group has continued to improve its profitability. Performance at the half year is in line with plan. As in previous years, customer delivery schedules continue to be weighted to the second half year and will be fully reflected in the year end results.

AMS profitability has improved in the first half of the year and MBDA is continuing to benefit from a number of key programmes that have moved out of development into production. Operating margins at Saab have moved ahead in the period, increasing to 8.0% compared to 7.5% for 2003. Atlas Elektronik is also progressing with the delivery of a number of key programmes.

Order intake over the period includes orders at MBDA for Principal Anti-Air Missile System (PAAMS) Follow On Ships and Exocet Development Block III and, at Gripen International, for the lease of 14 Gripen fighter aircraft to the Czech Republic. Saab continues to perform well with 65% of its order intake over the period coming from outside Sweden. AMS has signed a contract to supply its Network Enabled Combat System product to the United Arab Emirates, representing a significant entry for its naval business into this marketplace. During the period AMS has also signed an extension to its Private Finance Initiative contract for Astute training services in the UK.

Work continues in managing the group's portfolio of interests in joint ventures, including proposals with Finmeccanica to restructure certain of our respective European electronic system businesses under a new Eurosystems structure.

This business has considerable seasonality. Some further improvement is anticipated for the full year.

1 including share of joint ventures' order books and before the elimination of intra-group orders
2 before interest, goodwill amortisation and impairment and exceptional items (statutory presentation is shown on page 12)
3 net cash inflow/(outflow) from operating activities after capital expenditure (net) and financial investment and dividends from joint ventures
4 includes share of joint venture employees

Avionics

	Six months to 30 June 2004	Six months to 30 June 2003	Year to 31 December 2003
Order book[1]	**£2.2bn**	£2.5bn	£2.3bn
Sales	**£487m**	£488m	£1,127m
Profit[2]	**£10m**	£4m	£12m
Cash outflow[3]	**£(30)m**	£(51)m	£(28)m
Number of employees[4]	**9,100**	9,500	9,400

The Avionics business group designs and develops electronic systems for air, naval and land defence platforms. The businesses within this reporting sector comprise five areas of activity: sensor systems; electronic warfare; inertial systems; avionic systems; and communications.

In the first half of 2004, the Avionics business group made a profit[2] of £10m (2003 £4m) on sales of £487m (2003 £488m). The business had an operating cash outflow[3] of £30m (2003 £51m) as some of the cash costs of rationalisation provisions charged in 2003 were spent in 2004 and customer stage payments were utilised on the Typhoon programme.

Avionics is a major supplier of systems to the four partner nations on the Typhoon programme. These include two principal sub-systems, the Captor multi-mode radar and the Defensive Aids Sub-System (DASS). Deliveries of the Captor radar systems continue to run to programme, but sales and profits have been adversely impacted by a slow build up of deliveries of DASS in support of the Typhoon programme.

Investment continues with a new world-class avionics facility in Luton, UK, for the Electronic Warfare business. Avionics is a major supplier of equipment for helicopter programmes. It has been awarded a contract to supply its Helicopter Integrated Defensive Aids System (HIDAS) to the Kuwaiti government for its Boeing AH-64 Apache helicopters. The business is pursuing a number of other customer opportunities to fit HIDAS to Apache.

Sales in the infra-red counter measures market have increased significantly in the first half. Activity at the new laser facility in Edinburgh continues to increase and the contract to provide the laser system for the Electro-Optical Targeting System for the JSF is progressing well.

Avionics is also pursuing significant opportunities in the through-life support and upgrade markets. There has been much activity in both of these fields in 2004 with negotiations now well advanced with the UK MoD to prime long-term contracts for integrated electronics support and with a wide range of other customers, both in Central Europe and elsewhere, for the upgrade of avionics suites.

The slow recovery in Avionics will continue during the second half.

North America

	Six months to 30 June 2004	Six months to 30 June 2003	Year to 31 December 2003
Order book[1]	**£2.6bn**	£2.5bn	£2.4bn
Sales	**£1,340m**	£1,365m	£2,700m
Profit[2]	**£107m**	£122m	£232m
Cash inflow[3]	**£127m**	£143m	£162m
Number of employees	**23,750**	22,700	23,150

Figures in underlying US dollars:

	Six months to 30 June 2004	Six months to 30 June 2003	Year to 31 December 2003
Order book[1]	**$4.6bn**	$4.1bn	$4.2bn
Sales	**$2,441m**	$2,202m	$4,416m
Profit[2]	**$195m**	$197m	$379m
Cash inflow[3]	**$232m**	$230m	$264m

The North America business group designs, develops, manufactures, integrates and supports a wide range of advanced aerospace products and intelligent electronic systems, for government and commercial customers.

The first half of 2004 was another successful period for the North America business as it continued to grow and expand its core leadership positions in aerospace and defence electronics, C4ISR, and technical services.

Strong programme performance enabled the business to produce period on period sales growth at constant exchange rates of 11% with 8% return on sales, after increased pension costs. In sterling terms, sales and profits were reduced by the translation effect of the weakening dollar by £175m and £14m respectively.

In the first half of 2004 the business met all major programme milestones, including the completion of the electronic warfare design review, and receipt of further "Best in Class" award fees as a major supplier of mission critical electronic systems for the JSF.

The business is growing its leadership position in C4ISR capabilities and tactical defence electronic systems, including the development of the integrated air and ground communications suite for the US Army's largest acquisition programme, the Future Combat System (FCS). The business has developed transformational communications capability, advanced technologies in precision and time-critical targeting, geospatial imagery processing, battlespace management and command and control, and information and intelligence systems integration. The business is contributing to nearly every major C4ISR programme being undertaken by the US Department of Defense (DoD).

The business is leveraging its leadership position in developing systems to protect military aircraft, and transitioning to the homeland security arena to develop technologies to protect commercial aircraft from the threat of man portable anti-air missile systems. The company is also working with the US Department of Homeland Security as a member of the winning Federal Emergency Management Agency (FEMA) multi-hazard map modernisation contract team.

In the technology services market, BAE Systems North America remains one of the largest suppliers of technical services and solutions to the US Navy and was awarded a contract by Naval Sea Systems Command (NAVSEA) in February. Major contracts have been won to provide continued support services to the Federal Aviation Administration (FAA) on surveillance systems programmes.

A number of recent contract awards demonstrate the strength of the business in BAE Systems North America:

- extending the successful partnership with General Dynamics on the Warfighter Information Network-Tactical (WIN-T) programme to perform the Littoral Combat Ship study;
- establishing a leadership position in tactical battlefield communications for the future as a major subcontractor to Boeing on the Joint Tactical Radio System (JTRS) programme;
- moving the seeker for the APKWS advanced weapon system into full-scale development after a successful series of tests;
- leveraging the selection as Sikorsky's preferred supplier of fly-by-wire flight controls, including sub-systems for the S-92/H-92 helicopters, the business has secured new contracts for avionics and flight control components on the USAF C-17 transport aircraft;
- spanning the spectrum from acoustic through optical frequencies to provide ground-based, submarine, surface ship, airborne, and space applications for such information dominance programmes as Compass Call, Cooperative OUTBOARD Logistics Update (COBLU) and Adaptive Joint C4ISR Node (AJCN);
- follow-on contracts to entrench its global market position, including Turkish F-16 fighter Self Protection Electronic Warfare System (SPEWS II) orders; and
- space capabilities, evidenced by the National Aeronautics and Space Administration's successful landing of two Mars Rovers early this year and expressing great satisfaction with the BAE Systems-built, radiation hardened computer systems to perform vital data functions.

STI Government Systems was acquired in May 2004. The business, now BAE Systems Spectral Solutions, has core competencies in advanced hyperspectral imaging and sensor fusion. The acquisition is consistent with the strategy of acquiring profitable, growing businesses with strong, differentiated technology that will enable BAE Systems North America to enhance its capabilities and provide future integrated, transformational solutions for customers.

The acquisition, for $60m (£33m), of Boeing's Commercial Electronics unit was completed in August.

The increasing order book, from both successful re-competes and new wins, underpins future sales growth. Margins for the full year are expected to remain similar to levels achieved in the first half. Conversion of operating profits to operating cash flow is expected to remain high.

Commercial Aerospace

	Six months to 30 June 2004	Six months to 30 June 2003	Year to 31 December 2003
Order book[1]	**£19.9bn**	£22.9bn	£21.4bn
Sales	**£1,419m**	£1,341m	£2,924m
Profit[2]	**£108m**	£88m	£204m
Cash outflow[3]	***£(32)m***	*£(154)m*	*£(143)m*
Number of employees[4]	**12,300**	12,100	12,150

The Commercial Aerospace business group principally comprises BAE Systems 20% interest in Airbus. Other activities include subcontract manufacture of aerostructures components and assemblies and the regional aircraft asset management business and associated support activities.

Overview
The Commercial Aerospace business group made a profit[2] of £108m in the first half of 2004 (2003 £88m) on sales of £1,419m (2003 £1,341m). Airbus contributed a profit[2] of £108m (2003 £101m) on sales of £1,316m (2003 £1,225m). This was after charging £129m, the company's share of development costs (2003 £123m), of which £83m (2003 £73m) related to the A380 programme. The translation effect of the weakening Euro reduced sales and profit of Airbus in sterling terms by £22m and £2m respectively.

The operating cash outflow of £32m (2003 £154m) includes £144m outflow (2003 £131m) in Regional Aircraft, mainly relating to prior year provision utilisation and reduction in recourse creditors, offset by a strong cash performance in Airbus. The Airbus cash performance reflects a lower than anticipated impact from manufacturer's sales finance for airline customers.

Airbus
Airbus continued the strong performance of 2003 in the first half of 2004. Driven by continuing demand from the low cost carrier sector, it secured net new orders for a further 100 commercial aircraft, including additional orders from JetBlue and China Southern Airlines as well as securing orders from new Airbus customers such as Independence Air and Spirit Airlines.

Airbus delivered 161 aircraft during the first half of the year, compared with 149 for the same period last year. BAE Systems share of the Airbus order book at the half year was £19.6bn (£20.6bn at constant exchange rates; £20.9bn at 31 December 2003).

The A380 development programme continues to progress on plan and remains on target for first flight in 2005 with entry into service in 2006. The firm order book at 30 June 2004 stood at 129 aircraft plus 48 options.

The A400M military transport aircraft development programme is continuing to plan with the second major contractual milestone 'Engine Development Launch' achieved on time during the first half of 2004 and the third contractual milestone 'Cockpit Digital Mock Up' also achieved on time during July.

The successful delivery of the A380 and A400M development programmes will continue to be a major focus for the business management.

Airbus deliveries in the second half will be slightly lower than the first half with a weaker mix. The medium-term outlook for Airbus is good.

Aerostructures
BAE Systems Aerostructures business performance improved to a near break even position in the first half of 2004. The A380 inboard leading edge programme has successfully transitioned from development into production.

Regional Aircraft
BAE Systems continues to provide customer support and services in respect of regional aircraft.

Cash utilisation in Regional Aircraft in the second half is expected to remain similar to the first half. 2004 is expected to be the peak year for cash utilisation.

1 including share of joint ventures' order books and before the elimination of intra-group orders
2 before interest, goodwill amortisation and impairment and exceptional items (statutory presentation is shown on page 12)
3 net cash inflow/(outflow) from operating activities after capital expenditure (net) and financial investment and dividends from joint ventures
4 includes share of joint venture employees

HQ and other businesses

	Six months to 30 June 2004	Six months to 30 June 2003	Year to 31 December 2003
Order book[1]	**£1.0bn**	£1.0bn	£1.1bn
Sales	**£157m**	£147m	£316m
(Loss)/profit[2]	**£(17)m**	£15m	—
Cash (outflow)/inflow[3]	***£(55)m***	*£(29)m*	*£14m*
Number of employees[4]	**3,800**	4,000	4,000

HQ and other businesses comprises the company's head office functions together with RO Defence, prime contract management for the UK Future Carrier and property services.

Overview
HQ and other businesses incurred a loss[2] of £17m in 2004 (2003 profit of £15m) on sales of £157m (2003 £147m). The business group incurred an operating cash outflow[3] of £55m (2003 £29m).

Carrier
The Aircraft Carrier Team is a partnership between BAE Systems and Thales UK, set to be part of a wider Alliance.

Following the completion of Stage Three of the Assessment Phase, the programme will now focus on the formation of the Alliance, concluding the shipbuilding strategy, and further developing the design to ensure that performance, cost and schedule are sufficiently matured to progress successfully through the next phase of the programme.

RO Defence
RO Defence designs, manufactures and supports land systems, artillery and munitions worldwide.

The business delivered good growth in the first half of the year with sales up 11% on the same period last year. This growth is primarily the result of the UK MoD replenishing its munition stockpiles following the Iraq conflict.

Underlying programme performance has been stable with good progress continuing on its two key land system programmes. Terrier, the UK's next generation air-transportable armoured combat engineering vehicle, is progressing towards a prototype available for trials by the end of the year. The M777 lightweight 155mm field howitzer programme for the US Marine Corps has delivered the first Low Rate Initial Production units to the customer.

Independent review report by KPMG Audit Plc to BAE SYSTEMS plc

Introduction
We have been engaged by the company to review the financial information set out on pages 12 to 24 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with the terms of our engagement to assist the company in meeting the requirements of the Listing Rules of the Financial Services Authority. Our review has been undertaken so that we might state to the company those matters we are required to state to it in this report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company for our review work, for this report, or for the conclusions we have reached.

Directors' responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where they are to be changed in the next annual accounts in which case any changes, and the reasons for them, are to be disclosed.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4: Review of interim financial information issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of BAE SYSTEMS plc management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2004.

KPMG Audit Plc
Chartered Accountants
London
8 September 2004

Consolidated profit and loss account

	Notes	Six months to 30 June 2004 Unaudited £m	£m	Six months to 30 June 2003 Unaudited £m	£m	Year to 31 December 2003 Audited £m	£m
Sales	2		**6,125**		5,682		12,572
Less: adjustment for share of joint venture sales			**(2,008)**		(1,822)		(4,185)
Turnover	2		**4,117**		3,860		8,387
Operating costs							
Excluding goodwill amortisation and impairment and exceptional items		**(3,779)**		(3,498)		(7,717)	
Goodwill amortisation and impairment	3	**(635)**		(213)		(403)	
Exceptional items		**—**		(3)		(9)	
			(4,414)		(3,714)		(8,129)
Operating (loss)/profit	2		**(297)**		146		258
Share of operating profit of joint ventures							
Excluding goodwill amortisation and impairment and exceptional items		**148**		103		310	
Goodwill amortisation and impairment	7	**(53)**		(61)		(115)	
			95		42		195
(Loss)/profit before interest	2		**(202)**		188		453
Excluding goodwill amortisation and impairment and exceptional items		**486**		465		980	
Goodwill amortisation and impairment		**(688)**		(274)		(518)	
Exceptional items		**—**		(3)		(9)	
Interest	4						
Net interest		**(84)**		(118)		(194)	
Share of net interest of joint ventures		**(10)**		(14)		(26)	
			(94)		(132)		(220)
(Loss)/profit on ordinary activities before taxation			**(296)**		56		233
Tax							
Tax on profit excluding exceptional items		**(64)**		(62)		(128)	
Tax on exceptional items		**—**		1		3	
Share of tax of joint ventures		**(50)**		(41)		(100)	
			(114)		(102)		(225)
(Loss)/profit on ordinary activities after taxation			**(410)**		(46)		8
Equity minority interests			**—**		(1)		(2)
(Loss)/profit for the period			**(410)**		(47)		6
Dividends	5						
Equity: ordinary shares		**(113)**		(113)		(281)	
Non-equity: preference shares		**(10)**		(10)		(21)	
			(123)		(123)		(302)
Retained loss			**(533)**		(170)		(296)
Basic and diluted loss per share	6		**(13.7)p**		(1.9)p		(0.5)p
Basic and diluted earnings per share	6						
Excluding goodwill amortisation and impairment and exceptional items			**8.8p**		7.2p		16.6p

All results arose from continuing activities.

Consolidated balance sheet

	Notes	30 June 2004 Unaudited £m	Restated[1] 30 June 2003 Unaudited £m	31 December 2003 Audited £m
Fixed assets				
Intangible assets		**5,360**	6,274	6,000
Tangible assets		**1,615**	1,715	1,699
Investments				
Share of gross assets of joint ventures, including goodwill		**7,596**	7,360	7,827
Share of gross liabilities of joint ventures		**(6,054)**	(5,901)	(6,212)
Share of joint ventures	7	**1,542**	1,459	1,615
Others		**90**	23	95
		1,632	1,482	1,710
		8,607	9,471	9,409
Current assets				
Stocks		**910**	926	775
Debtors due within one year		**2,446**	2,406	2,588
Debtors due after one year		**955**	903	927
Investments	8	**734**	827	883
Cash at bank and in hand		**791**	651	780
		5,836	5,713	5,953
Liabilities falling due within one year				
Loans and overdrafts		**(832)**	(881)	(779)
Creditors	9	**(5,604)**	(5,409)	(5,846)
		(6,436)	(6,290)	(6,625)
Net current liabilities		**(600)**	(577)	(672)
Total assets less current liabilities		**8,007**	8,894	8,737
Liabilities falling due after one year				
Loans		**(1,739)**	(1,839)	(1,749)
Creditors	9	**(503)**	(444)	(482)
		(2,242)	(2,283)	(2,231)
Provisions for liabilities and charges	9	**(833)**	(1,018)	(900)
		4,932	5,593	5,606
Capital and reserves				
Called up share capital		**143**	143	143
Share premium account		**412**	412	412
Own shares		**(8)**	(9)	(9)
		547	546	546
Statutory reserve		**202**	202	202
Other reserves		**5,284**	5,296	5,370
Profit and loss account		**(1,114)**	(471)	(527)
Shareholders' funds				
Equity		**4,653**	5,307	5,325
Non-equity		**266**	266	266
		4,919	5,573	5,591
Equity minority interests		**13**	20	15
		4,932	5,593	5,606

[1] see note 13

Consolidated cash flow statement

	Notes	Six months to 30 June 2004 Unaudited £m	Six months to 30 June 2003 Unaudited £m	Year to 31 December 2003 Audited £m
Net cash inflow from operating activities	10	**119**	273	836
Dividends from joint ventures		**44**	7	37
Returns on investments and servicing of finance		**(56)**	(66)	(138)
Taxation		**(23)**	70	75
Capital expenditure and financial investment		**(30)**	(63)	(248)
Acquisitions and disposals		**(14)**	(62)	(62)
Equity dividends paid		**(168)**	(168)	(281)
Net cash (outflow)/inflow before financing and management of liquid resources		**(128)**	(9)	219
Management of liquid resources		**70**	3	206
Financing		**65**	(247)	(380)
Net increase/(decrease) in cash available on demand		**7**	(253)	45

Reconciliation of net cash flow to net debt

	Notes	Six months to 30 June 2004 Unaudited £m	Six months to 30 June 2003 Unaudited £m	Year to 31 December 2003 Audited £m
Net increase/(decrease) in cash available on demand		**7**	(253)	45
Net decrease in liquid resources		**(70)**	(3)	(206)
Net (decrease)/increase in other loans included within net funds		**(65)**	247	380
Change in net funds from cash flows		**(128)**	(9)	219
Adjustment to Exchange Property	8	**(85)**	25	121
Foreign exchange movements		**32**	19	72
Net (decrease)/increase in net funds		**(181)**	35	412
Net funds at start of period		**(865)**	(1,277)	(1,277)
Net funds at end of period		**(1,046)**	(1,242)	(865)
Cash on customers' account		**(24)**	(12)	(5)
Net debt as defined by the group	11	**(1,070)**	(1,254)	(870)

Statement of total recognised gains and losses

	Notes	Six months to 30 June 2004 Unaudited £m	Six months to 30 June 2003 Unaudited £m	Year to 31 December 2003 Audited £m
(Loss)/profit for the period				
Group, excluding joint ventures		**(445)**	(34)	(63)
Joint ventures		**35**	(13)	69
Total (loss)/profit for the period		**(410)**	(47)	6
Currency translation on foreign currency net investments – subsidiaries		**12**	(44)	(93)
– joint ventures		**(67)**	84	181
Adjustment to Exchange Property	8	**(85)**	25	121
Unrealised gain on exchange of interests		**—**	11	11
Write down of previously revalued fixed assets		**—**	—	(3)
Other recognised gains and losses relating to the period (net)		**(140)**	76	217
Total recognised gains and losses relating to the period		**(550)**	29	223

Reconciliation of movements in shareholders' funds

	Notes	Six months to 30 June 2004 Unaudited £m	Restated[1] Six months to 30 June 2003 Unaudited £m	Year to 31 December 2003 Audited £m
(Loss)/profit for the period		**(410)**	(47)	6
Dividends	5	**(123)**	(123)	(302)
		(533)	(170)	(296)
Other recognised gains and losses relating to the period (net)		**(140)**	76	217
Share based payments		**1**	2	5
Net decrease in shareholders' funds		**(672)**	(92)	(74)
Opening shareholders' funds		**5,591**	5,665	5,665
Closing shareholders' funds		**4,919**	5,573	5,591

[1] see note 13

1 Acquisitions

STI Government Systems
In May 2004, the group acquired the assets of STI Government Systems, in North America, for a cash consideration of $26m (£14m). Provisional goodwill arising on consolidation amounted to $26m (£14m). STI Government Systems develops innovative solutions for US government customers with its expertise in photonics, information technologies and system integration and has been renamed BAE Systems Spectral Solutions.

2 Segmental analysis - geographical location

Six months to 30 June	Geographical destination				Geographical origin			
	Sales		Turnover		Sales		Turnover	
	2004 Unaudited £m	2003 Unaudited £m	2004 Unaudited £m	2003 Unaudited £m	2004 Unaudited £m	2003 Unaudited £m	2004 Unaudited £m	2003 Unaudited £m
United Kingdom	**1,283**	1,120	**1,019**	907	**2,726**	2,469	**2,544**	2,319
Rest of Europe	**1,167**	1,051	**529**	370	**1,867**	1,740	**109**	73
Middle East	**991**	1,028	**848**	866	**—**	—	**—**	—
USA and Canada	**2,102**	2,005	**1,497**	1,492	**1,391**	1,381	**1,357**	1,383
Asia and Pacific	**486**	363	**186**	179	**141**	90	**107**	83
Africa, Central and South America	**96**	115	**38**	46	**—**	2	**—**	2
	6,125	5,682	**4,117**	3,860	**6,125**	5,682	**4,117**	3,860

	Profit/(loss) before interest			
	Excluding JVs		Including JVs	
	2004 Unaudited £m	2003 Unaudited £m	2004 Unaudited £m	2003 Unaudited £m
United Kingdom	**(280)**	134	**(267)**	136
Rest of Europe	**1**	4	**81**	44
USA and Canada	**(21)**	2	**(21)**	2
Asia and Pacific	**3**	5	**5**	5
Africa, Central and South America	**—**	1	**—**	1
	(297)	146	**(202)**	188

3 Goodwill amortisation and impairment

Included in the £635m charge for the amortisation and impairment of goodwill is a £420m impairment charge relating to the group's interests in the Avionics and C4ISR businesses most of which were acquired in 1999 as part of the merger with Marconi Electronic Systems. The impairment primarily reflects initial valuations of the businesses prepared in the first half year as part of the planned Eurosystems transaction. In addition, a detailed review of the carrying value of goodwill across the rest of the group has been performed and a £16m impairment recognised in respect of the goodwill relating to the Integrated Defense Solutions business in North America.

4 Interest and other similar items

	Six months to 30 June 2004 Unaudited £m	Six months to 30 June 2003 Unaudited £m	Year to 31 December 2003 Audited £m
Interest receivable and similar income	**26**	23	51
Interest payable and similar charges:			
On bank loans and overdrafts	**(4)**	(4)	(7)
On finance leases	**—**	—	(1)
On bonds and other financial instruments	**(76)**	(88)	(165)
Adjustment to net present value liabilities in respect of aircraft financing	**(18)**	(24)	(41)
Adjustment to aircraft financing liabilities due to changes in expected timing of receipts and payments	**(8)**	(24)	(24)
Other net present value adjustment	**(4)**	(1)	(7)
	(110)	(141)	(245)
Net interest arising on activities excluding joint ventures	**(84)**	(118)	(194)
Share of net interest of joint ventures	**(10)**	(14)	(26)
	(94)	(132)	(220)

5 Dividends

The directors are declaring an interim dividend of 3.7p per ordinary share (2003 3.7p). The dividend will be paid on 30 November 2004 to shareholders registered on 22 October 2004. The ex-dividend date is 20 October 2004.

Shareholders who do not at present participate in the company's Dividend Reinvestment Plan and wish to invest the interim dividend in shares should complete a mandate form for the Dividend Reinvestment Plan and return it to the registrars no later than 9 November 2004.

6 Earnings per share

	Six months to 30 June 2004 Unaudited		Six months to 30 June 2003 Unaudited		Year to 31 December 2003 Audited	
	£m	Basic and diluted pence per share	£m	Basic and diluted pence per share	£m	Basic and diluted pence per share
(Loss)/profit for the period	**(410)**		(47)		6	
Preference dividends	**(10)**		(10)		(21)	
Loss for the period after preference dividends	**(420)**	**(13.7)**	(57)	(1.9)	(15)	(0.5)
Add back:						
Goodwill amortisation and impairment	**688**	**22.5**	274	9.0	518	16.9
Exceptional items	**—**	**—**	3	0.1	9	0.3
Tax on exceptional items	**—**	**—**	(1)	—	(3)	(0.1)
Earnings excluding goodwill amortisation and impairment and exceptional items	**268**	**8.8p**	219	7.2p	509	16.6p

	30 June 2004 Number m	30 June 2003 Number m	31 December 2003 Number m
Weighted average number of shares used in calculating earnings per share	**3,057**	3,056	3,057

Earnings per share is calculated by reference to earnings excluding goodwill amortisation and impairment and exceptional items in addition to that required by Financial Reporting Standard 14 – Earnings per share (FRS 14) as the directors consider that this gives a more appropriate indication of underlying performance.

In accordance with FRS 14 the diluted earnings per share calculations are without reference to adjustments in respect of options and preference shares, as assumed conversion would be anti-dilutive.

7 Fixed asset investments – share of joint ventures

	Share of net assets £m	Purchased goodwill £m	Carrying value £m
At 1 January 2004 (audited)	(9)	1,624	1,615
Share of results after tax	88	—	88
Amortisation	—	(53)	(53)
Dividends receivable	(41)	—	(41)
Foreign exchange movement	(38)	(29)	(67)
At 30 June 2004 (unaudited)	—	1,542	1,542

Included within purchased goodwill is £48m (31 December 2003 £54m) relating to the goodwill arising on acquisitions made by the group's joint ventures subsequent to their acquisition by BAE Systems.

All of the dividends receivable of £41m were received in cash during the period.

8 Exchangeable Bonds and Exchange Property

The company has in issue £676m (31 December 2003 £676m) 3.75% Senior Unsecured Exchangeable Bonds (the Bonds), due in 2006. At any time prior to the due date the Bondholders have the right to request to exchange their Bonds for the Exchange Property, which is represented by the group's holding in the ordinary share capital of Vodafone Group Plc. The Exchange Property has been recorded within current asset investments.

The value of the Exchange Property was initially based on the issue price of the Bonds, which represented the realisable value to the group. The historical cost of the Exchange Property to the group is negligible, and the uplift to match the Exchange Property to the value of the Bonds was recorded as an unrealised gain within other reserves.

At 30 June 2004 the value of the group's holding in Vodafone Group Plc of £576m (31 December 2003 £661m) was less than the redemption value of the Bonds. Accordingly the group has recorded the value of the Exchange Property at its market value at that date.

Movements in the market value of the Exchange Property have been offset against the original unrealised gain within other reserves, and disclosed as a non-cash adjustment in the movement on net debt (note 11).

9 Commercial aircraft financing

	30 June 2004 Unaudited			31 December 2003 Audited		
	FRIP aircraft £m	Post-FRIP aircraft £m	Total £m	FRIP aircraft £m	Post-FRIP aircraft £m	Total £m
Future cash flow payments in respect of aircraft financing obligations	**2,140**	**395**	**2,535**	2,317	400	2,717
Amounts pre-financed (see below)	**(572)**	**—**	**(572)**	(594)	—	(594)
	1,568	**395**	**1,963**	1,723	400	2,123
Income guaranteed through insurance	**(1,217)**	**—**	**(1,217)**	(1,273)	—	(1,273)
Anticipated residual values	**—**	**(378)**	**(378)**	—	(378)	(378)
Adjustments to net present value	**(28)**	**(4)**	**(32)**	(46)	(4)	(50)
Exposure at net present value	**323**	**13**	**336**	404	18	422
Amounts included within						
Creditors	**132**	**—**	**132**	169	—	169
Provisions	**191**	**13**	**204**	235	18	253
	323	**13**	**336**	404	18	422

The group has provided guarantees in respect of residual values or head lease and finance payments in respect of certain commercial aircraft sold. At 30 June 2004 the group's future payments in respect of these arrangements were £2,535m (31 December 2003 £2,717m).

As part of a restructuring of its gross obligations through the issue of a limited recourse bond in 2001, the group pre-financed certain of the residual value guarantees.

The future cash flows associated with this pre-financing totalled £572m at 30 June 2004 (31 December 2003 £594m).

A significant proportion of the net exposure of £1,963m (31 December 2003 £2,123m) is covered by a Financial Risk Insurance Programme (FRIP) which provides insurance cover in respect of potential shortfalls in contracted and expected income. Any anticipated liability in respect of uninsured amounts is accounted for on a net present value basis.

Since the inception of the FRIP, the group has granted residual value guarantees in respect of aircraft sold with a value outstanding of £395m (31 December 2003 £400m). After taking account of independent appraisal valuations the directors consider that the group's net exposure to these guarantees is covered by the provisions held, on a net present value basis, and the residual values of the related aircraft.

The group is also exposed to actual and contingent liabilities arising from commercial aircraft financing and residual value guarantees given by Saab AB and Airbus SAS. Provision is made against the expected net exposures on a net present value basis. The group's share of such exposure is limited to its percentage shareholding in each of these joint ventures.

10 Net cash inflow from operating activities

	Six months to 30 June 2004 Unaudited £m	Six months to 30 June 2003 Unaudited £m	Year to 31 December 2003 Audited £m
Operating (loss)/profit	**(297)**	146	258
Depreciation, goodwill amortisation and impairment	**730**	319	625
Profit on disposal of fixed assets and investments	**(8)**	(17)	(23)
Impairment of fixed asset investment	**5**	—	—
Movement in provisions for liabilities and charges excluding deferred tax	**(108)**	(62)	(172)
(Increase)/decrease in working capital			
Stocks	**(138)**	(101)	19
Debtors	**79**	300	24
Creditors	**77**	(534)	(355)
Customer stage payments	**(221)**	222	460
Net cash inflow from operating activities	**119**	273	836
Capital expenditure and financial investment	**(30)**	(63)	(248)
Dividends from joint ventures	**44**	7	37
Operating business cash inflow	**133**	217	625
Programmes	**(105)**	(35)	33
Customer Solutions & Support	**290**	302	518
International Partnerships	**(62)**	41	69
Avionics	**(30)**	(51)	(28)
North America	**127**	143	162
Commercial Aerospace	**(32)**	(154)	(143)
HQ and other businesses	**(55)**	(29)	14
Operating business cash inflow	**133**	217	625

11 Net debt

	Six months to 30 June 2004 Unaudited £m	Six months to 30 June 2003 Unaudited £m	Year to 31 December 2003 Unaudited £m
Opening net debt	**(870)**	(1,298)	(1,298)
Operating business cash inflow (note 10)	**133**	217	625
Interest and preference dividend	**(56)**	(66)	(138)
Taxation	**(23)**	70	75
Free cash inflow	**54**	221	562
Equity dividends paid	**(168)**	(168)	(281)
Acquisitions and disposals	**(14)**	(62)	(62)
Adjustment to Exchange Property	**(85)**	25	121
Foreign exchange	**32**	19	72
Movement in cash on customers' account	**(19)**	9	16
Net debt as defined by the group	**(1,070)**	(1,254)	(870)

The group's net debt position comprises:

Current assets			
Investments	**734**	827	883
Cash at bank and in hand	**791**	651	780
Current liabilities			
Loans and overdrafts	**(832)**	(881)	(779)
Liabilities falling due after one year			
Loans	**(1,739)**	(1,839)	(1,749)
Net funds	**(1,046)**	(1,242)	(865)
Current liabilities			
Cash on customers' account	**(24)**	(12)	(5)
Net debt as defined by the group	**(1,070)**	(1,254)	(870)

12 Post retirement benefit schemes

The group has continued to account for pensions in accordance with SSAP 24. The net charge to the profit and loss account for the UK and US defined benefit schemes amounted to £82m (2003 £54m), excluding charges in respect of the contributions made by the joint venture companies.

Under FRS 17 the movement in the deficit in the UK and US defined benefit pension schemes during the period would be:

	Total Unaudited £m
Deficit in pension schemes at 31 December 2003 (Assets of £9,305m less liabilities of £12,337m)	(3,032)
Actual return on assets below expected return	(192)
Increase in liabilities due to changes in assumptions	(534)
Other movements	56
Deficit in pension schemes at 30 June 2004 (Assets of £9,385m less liabilities of £13,087m)	(3,702)
Related deferred tax asset	1,106
Net pension liability	(2,596)

The increase in liabilities of £534m primarily comprises changes in mortality assumptions partially offset by an increase in the UK real discount rate from 2.9% to 3.1%.

Other movements principally comprise service costs less contributions.

On full adoption of FRS 17 the amounts that would have been charged to the consolidated profit and loss account for the UK and US defined benefit schemes are set out below.

	Six months to 30 June 2004 Unaudited				*Six months to 30 June 2003* Unaudited			
	UK pension schemes £m	US pension schemes £m	US healthcare schemes £m	Total £m	UK pension schemes £m	US pension schemes £m	US healthcare schemes £m	Total £m
Amounts charged to group operating profit:								
Current service cost, including amounts related to joint venture companies	(92)	(18)	(1)	(111)	(92)	(19)	(1)	(112)
Less contributions received from joint venture companies	33	—	—	33	30	—	—	30
	(59)	(18)	(1)	(78)	(62)	(19)	(1)	(82)
Past service cost, including amounts related to joint venture companies	(17)	1	—	(16)	(20)	—	—	(20)
Less contributions received from joint venture companies	1	—	—	1	2	—	—	2
	(16)	1	—	(15)	(18)	—	—	(18)
Total group operating charge	(75)	(17)	(1)	(93)	(80)	(19)	(1)	(100)
Group share of pension costs charged by joint venture companies	(11)	—	—	(11)	(11)	—	—	(11)
Total charged to profit before interest and similar items	(86)	(17)	(1)	(104)	(91)	(19)	(1)	(111)
Amounts credited/(charged) to other finance charges								
Expected return on pension scheme assets	318	39	2	359	272	35	1	308
Interest on pension scheme liabilities	(305)	(37)	(4)	(346)	(290)	(38)	(3)	(331)
Net return	13	2	(2)	13	(18)	(3)	(2)	(23)
Total charged to consolidated profit and loss account before tax	(73)	(15)	(3)	(91)	(109)	(22)	(3)	(134)

Certain of the group's joint venture companies contribute to the group's defined benefit pension schemes. As these are multi-employer schemes it is not possible to separately identify the joint venture's share of the underlying assets and liabilities. In consequence, the joint ventures account for the schemes on a defined contribution basis. The group accounts reflect 100% of the movements on, and balances in, the scheme, net of the contributions received from the joint ventures.

12 Post retirement benefit schemes (continued)

Comparison between the total group profit and loss charge, excluding group share of pension costs charged by joint venture companies, for the UK and US defined benefit pension schemes under SSAP 24 and FRS 17:

	Six months to 30 June 2004 Unaudited		Six months to 30 June 2003 Unaudited	
	SSAP 24 £m	FRS 17 £m	SSAP 24 £m	FRS 17 £m
Operating charge	**82**	**92**	54	99
Amounts charged/(credited) to other finance charges:				
Expected return on pension scheme assets	**—**	**(357)**	—	(307)
Interest on pension scheme liabilities	**—**	**342**	—	328
Net return	**—**	**(15)**	—	21
Group profit and loss charge	**82**	**77**	54	120

The group also incurred a charge in respect of the cash contributions of £18m (2003 £16m) paid to defined contribution pension schemes for certain employees.

13 Restatement of comparative figures for period ended 30 June 2003

The comparative figures for the period ended 30 June 2003 relating to the group's holding of its own shares, through an ESOP trust, have been restated following the group's adoption of Urgent Issues Task Force 38 - Accounting for ESOP trusts (UITF 38) as reported in its consolidated accounts for the year ended 31 December 2003. The effect has been to reduce the closing value of fixed asset investments, within net assets, and shareholders' funds at 30 June 2003 by £9m, and the opening value for the same period by £11m.

14 Post balance sheet events

On 3 June 2004, an offer of 320p per share and totalling £253m before costs, was made to purchase the remaining 71% of the issued share capital of Alvis plc, not already held by the group. The offer was declared unconditional on 17 August. Alvis is one of the world's leading manufacturers of armoured vehicles.

On 30 June 2004, BAE Systems North America agreed to purchase Boeing's Commercial Electronics unit for $60m (£33m) before costs. The acquisition was completed on 13 August. The Commercial Electronics business has capabilities in flight-deck systems, aircraft systems control and monitoring, and data and electrical distribution.

On 16 August 2004, BAE Systems acquired the 50% interest in Aerosystems International Limited (AeI) not already owned by the group for £14.5m. AeI is a leading company in the analysis, design, development and delivery of complex, software intensive systems for the aerospace and defence sectors.

15 Transition to International Financial Reporting Standards

Following the EU's adoption of Regulation No. 1606/2002 on the use of International Financial Reporting Standards (IFRS) by EU-listed companies, the group will be implementing IFRS from 1 January 2005.

The first financial information to be reported by the group in accordance with IFRS will be for the six months ending 30 June 2005 but the requirement to present comparative information means that a balance sheet as at 31 December 2003 and primary statements for 2004 prepared in accordance with IFRS will also be required. The group will continue to report its consolidated accounts in accordance with UK GAAP for 2004.

The group is continuing to perform a detailed assessment of the impact of IFRS on its accounting policies and published financial statements. The group plans to provide a separate reconciliation of the UK GAAP 2004 results and the balance sheet at 31 December 2003 to IFRS between the preliminary announcement of the group's 2004 year end results under UK GAAP in February 2005 and 30 June 2005.

The following areas that could impact BAE Systems shareholders' funds and/or net debt as a result of the transition to IFRS have been identified. This summary is not intended to be a complete list of areas. Further significant differences may arise as a result of the group's continued detailed assessment and interpretations or pronouncements issued by the International Accounting Standards Board (IASB). In addition, the group may elect to adopt early any further accounting standards issued by the IASB before the publication of its first consolidated IFRS financial statements. In the discussion below IAS refers to International Accounting Standards which preceded IFRS.

15 Transition to International Financial Reporting Standards (continued)

Commercial aircraft financing

As previously reported, the group has provided guarantees in respect of residual values and head lease and finance payments on certain commercial aircraft sold. These arrangements were transacted through special purpose entities (SPEs) that are not required to be reported as part of the consolidated group under UK GAAP. In addition, the group entered into various lease arrangements that are treated as operating leases under UK GAAP.

A significant proportion of the net exposures arising from these arrangements is covered by a Financial Risk Insurance Programme (FRIP), which provides insurance cover for potential shortfalls in contracted and expected income.

At 31 December 2003, the total exposure provided for in accordance with UK GAAP under these obligations and guarantees, net of expected recoveries, was £404m relating to FRIP aircraft and £18m relating to post-FRIP aircraft on a net present value basis. The gross and net obligations are set out in note 9.

On transition to IFRS, IAS 27 Consolidated and Separate Financial Statements (IAS 27) requires the consolidation of all subsidiaries and SPEs the group controls at 31 December 2003. Based on the IAS 27 definition of control, and after taking into account the facts and circumstances relevant at the transition date, the group has determined that it controls the SPEs. Accordingly, the gross assets and obligations of the SPEs will be consolidated in the IFRS balance sheet as at 31 December 2003. In addition, a number of the lease arrangements will be reclassified from operating leases under UK GAAP to finance leases following their assessment against the lease classification criteria in IAS 17 Leases with resulting changes to assets and debt. Excluding any adjustment in respect of deferred tax, shareholders' funds are not affected by this adjustment since, under IFRS, the exposure relating to FRIP aircraft of £404m is represented by:

	£m
Aircraft related assets, guaranteed by insurance	615
Net debt	(1,019)
Exposure at net present value	(404)

Additionally, the reclassification of certain operating leases as finance leases outlined above will require the reclassification of amounts payable under operating leases of £58m included within creditors due after more than one year to amounts payable under finance leases within net debt. The post-FRIP aircraft provision of £18m under UK GAAP remains under IFRS.

Post retirement benefit schemes

Under UK GAAP, the group currently accounts for defined benefit pension schemes in accordance with SSAP 24 Accounting for Pension Costs (SSAP 24). The group also reports the transitional disclosures required in accordance with FRS 17 Retirement Benefits (FRS 17), including the adjustment from the figures reported under SSAP 24 which would be required if FRS 17 was adopted in the financial statements.

The methodology and assumptions used to calculate the value of pension assets and liabilities under FRS 17 are substantially consistent with the requirements of IAS 19 Employee Benefits (IAS 19). One area of difference which may impact the adjustment from SSAP 24 to IAS 19 relates to the valuation of pension fund assets. Under FRS 17, equities are valued using mid-market prices at valuation date whereas IAS 19 requires the use of bid prices.

Subject to any adjustment to the valuation of pension assets described above, the group expects to recognise the following adjustment from SSAP 24 to IAS 19 in the IFRS group balance sheet at 31 December 2003:

	£m	£m
Remove assets and liabilities recognised in accordance with SSAP 24:		
Pension asset	(532)	
Pension liability	107	
Post retirement healthcare liability	68	
Related deferred tax	115	
		(242)
Recognise assets and liabilities in accordance with IAS 19:		
Pension liability for UK and US schemes	(3,032)	
Pension liability for European schemes	(49)	
Post retirement healthcare liability	(99)	
Related deferred tax	991	
		(2,189)
Adjustment to shareholders' funds		(2,431)

Accounting for long-term contracts

The majority of the group's activity is performed under contracts of a long-term nature. IAS 11 Construction Contracts and IAS 18 Revenue provide significantly more guidance on the timing of revenue and profit recognition than UK GAAP in this area. No adjustments have so far been identified that would have a significant impact on results previously reported under UK GAAP.

15 Transition to International Financial Reporting Standards (continued)

Proposed dividends
Under SSAP 17 Post Balance Sheet Events, proposed dividends are accrued for as an adjusting post balance sheet event in the accounting period to which they relate. Under IAS 10 Events after the Balance Sheet Date, dividends are recognised in the accounting period in which they are declared. Accordingly, the group will reverse the accrual for its 2003 final dividend and report it in the consolidated IFRS accounts for the period ending 31 December 2004.

Intangible assets - goodwill
Under UK GAAP, the group's policy is to capitalise goodwill in respect of businesses acquired and amortise it on a straight line basis over its estimated useful economic life, which has been assessed as 20 years for all acquisitions to date.

On transition to IFRS, IFRS 1 First-Time Adoption of International Financial Reporting Standards (IFRS 1) requires the group to review the carrying value of capitalised goodwill at 31 December 2003 for potential impairments.

In accordance with IFRS 3 Business Combinations, no amortisation of goodwill will be charged in the group's consolidated IFRS accounts from 1 January 2004. Instead, annual reviews of the goodwill will be performed to test for potential impairments.

Intangible assets – other
Under IAS 38 Intangible Assets (IAS 38), the group is required to recognise, capitalise and amortise other intangible assets on the balance sheet providing they meet certain identifiability and recognition criteria.

Intangible assets include software costs and company funded development expenditure (which is discussed in more detail below).

IFRS 1 requires that where these intangible assets would have been recognised on an IFRS-compliant balance sheet for any entity acquired the goodwill created at acquisition is reduced by an amount equal to the intangible assets that are now recognised. There will be a subsequent net impact on the amortisation previously charged to the group's profit and loss.

Research and development expenditure
In 2003, the group's expenditure on research and development was £1.7 billion, of which £0.6 billion represented the group's share of research and development expenditure by its joint ventures. Most of this expenditure was funded under specific customer projects. The balance related to company funded research and development expenditure that was expensed as incurred. Of this balance, a significant proportion relates to research costs that will continue to be expensed as incurred.

IAS 38 requires company funded development expenditure meeting certain recognition criteria to be capitalised on the balance sheet and amortised over the estimated life of the development product. This standard is to be applied retrospectively.

Joint ventures
In determining the accounting for joint ventures, IAS 31 Interests in Joint Ventures requires more emphasis to be placed on the legal form of arrangements rather than the substance of what happens in practice as under UK GAAP. Accordingly, the directors are reviewing the presentation of the group's interests in those investments currently reported as joint ventures under UK GAAP. The impact of any changes would be presentational and would not have an impact on income recognition or the amount of shareholders' funds.

Share-based payments
Under UK GAAP, the cost of share options is based on the intrinsic value in the option at the date of grant, meaning that options granted to employees at market price do not generate an expense. Under IFRS 2 Share-based Payments, the group is required to measure the cost of all share options granted since November 2002 using fair value models. As a result, additional expense will be recognised in the IFRS profit and loss account.

Deferred tax
Under IAS 12 Income Taxes, certain temporary timing differences, for example in respect of rollover relief and revaluation gains, that previously were not recognised under UK GAAP, will be recognised.

Derivative financial instruments
The global nature of the group's business means it is exposed to volatility in currency exchange rates. In order to protect itself against currency fluctuations, the group's policy is to hedge all firm transactional exposures as well as to manage anticipated economic cash flow exposures over a five year period. The group also uses interest rate derivative instruments to manage the group's exposure to interest rate fluctuations on its borrowings and deposits by varying the proportion of fixed rate debt relative to floating rate debt over the forward time horizon.

Under IAS 39 Financial Instruments: Recognition and Measurement (IAS 39), the group will be required to designate all these instruments against specific assets, liabilities, income and expenses. All such instruments will be measured at fair value as at the balance sheet date and the effectiveness of each hedge tested against defined criteria. If the hedges are considered effective, hedge accounting treatment is achieved and the change in value of the hedges is recognised in reserves. If the hedges are considered ineffective, the change in value is recognised in the profit and loss account for the period. The group aims to achieve hedge accounting treatment for all transactional material foreign currency and interest rate exposures.

Under the IFRS transition rules, IAS 39 and IAS 32 Financial Instruments: Disclosure and Presentation (IAS 32) will apply to accounting periods beginning on or after 1 January 2005 with no requirement for comparative information in the period to 31 December 2004. Therefore, this area and Exchangeable Bonds and preference shares discussed below will continue to be accounted for under UK GAAP in the 2004 comparatives of the group's 2005 IFRS financial statements.

15 Transition to International Financial Reporting Standards (continued)

Exchangeable Bonds

As described in note 8, the company has in issue Bonds of £676m due in 2006 which allow the Bondholders the option to exchange the Bonds for the Exchange Property, which is represented by the group's holding in the ordinary share capital of Vodafone Group Plc. Under IAS 39 this option is considered to be an embedded derivative that has to be separated from the underlying debt balance, measured at fair value and accounted for separately from the debt within net assets.

Preference shares

The group has in issue 7.75p (net) cumulative preference shares of 25p each that are convertible into the group's ordinary shares of 2.5p each at the option of the holder on 31 May in any of the years up to 2007, on the basis of 0.47904 ordinary shares for every preference share. From 1 July 2007 to 1 January 2010, the company may redeem any outstanding shares at 100p per share together with any arrears and accruals of dividends. In accordance with IAS 32 this is considered to be a compound financial instrument consisting of both a debt component and an equity component which require separate accounting treatment. The debt component represents the amortised cost of the instrument and will be presented as a component of liabilities in the IFRS balance sheet. The equity component represents the value of the option to convert the preference shares into ordinary shares and will be presented separately within shareholders' funds.

16 Other information

The comparative figures for the year ended 31 December 2003 and other financial information contained in these interim results do not constitute statutory accounts of the group within the meaning of section 240 of the Companies Act 1985.

Statutory accounts for the year ended 31 December 2003 have been delivered to the Registrar of Companies. The auditors have reported on those accounts, their report was not qualified and did not contain a statement under section 237(2) or (3) of the Companies Act 1985. The accounting policies adopted in the preparation of the results to 30 June 2004 are consistent with those set out in the 2003 Annual Report.

This report is being sent to shareholders. Copies are also available to the public from the company's registered office.

Shareholder information

Registrars
Lloyds TSB Registrars,
The Causeway, Worthing, West Sussex, BN99 6DA
Telephone: 0870 600 3982 (+44 121 415 7047 from outside the UK).

If you have any queries regarding your shareholding, please contact the Registrars.

Shareview service
The Shareview service from our registrars, Lloyds TSB Registrars, gives shareholders:

- direct access to data held on their behalf on the share register including recent share movements and dividend details;
- the ability to change their address or dividend payment instructions on-line.

To sign up for Shareview you need the 'shareholder reference' printed on your proxy form or dividend stationery. There is no charge to register.

When you register with the site, you can register your preferred format (post or e-mail) for shareholder communications. If you select 'e-mail' as your mailing preference, you will be sent shareholder communications, such as proxy forms and annual/interim results by e-mail instead of post, as long as this option is available.

If you have your dividends paid straight to your bank account, and you have selected 'e-mail' as your mailing preference, you can also collect your tax voucher electronically. Instead of receiving the paper tax voucher, you will be notified by e-mail with details of how to download your electronic version.

However, if you choose 'post' as your preference, you will be sent paper documents as usual.

Visit the site for more details: www.shareview.co.uk. Details of software and equipment requirements are given on the website.

Dividend reinvestment plan
The company offers holders of its ordinary shares the option to elect to have their dividend reinvested in shares purchased in the market instead of cash. If you would like to make this election, please request a dividend reinvestment plan mandate from our registrars.

Shareholder dealing service
Hoare Govett Limited offers a low cost postal dealing service enabling UK resident shareholders to buy or sell BAE SYSTEMS plc shares. Basic commission is 1%, subject to a minimum charge of £12.00. If you require further information please contact:

Hoare Govett Limited on +44 (0)20 7678 8300.

This notice has been approved by Hoare Govett Limited which is authorised and regulated by the Financial Services Authority.

ShareGift
The Orr Mackintosh Foundation operates a charity donation scheme for shareholders with small parcels of shares which may be uneconomic to sell. Details of the scheme are available from ShareGift at www.sharegift.org or by telephone on 020 7337 0501.

Share price information
Daily share prices are available in the UK on the FT Cityline service as follows:

BAE Systems plc ordinary shares	0906 003 1890
BAE Systems plc preference shares	0906 003 5174

(Calls are charged at 60p per minute at all times)

Alternatively you can view teletext or a similar service.

Annual General Meeting
The Annual General Meeting of BAE Systems plc will be held on 4 May 2005.

BAE SYSTEMS plc
(Registered in England & Wales No. 1470151)

6 Carlton Gardens
London SW1Y 5AD
United Kingdom
Telephone: +44 (0)1252 373232

Website details

Company website: www.baesystems.com
Investor relations website: http://ir.baesystems.com